May 1, 2018

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara Jacobs
Craig Wilson
Brittany Ebbertt
Katherine Wray
Bernard Nolan

Re:	Pluralsight, Inc.
Registration Statement on Form S-1
Filed April 16, 2018
Reg No. 333-224301

Ladies and Gentlemen:

On behalf of our client, Pluralsight, Inc. (together with Pluralsight Holdings, LLC, “Pluralsight” or the “Company”), we submit this letter in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by the Staff orally in telephonic discussions with Bernard Nolan held on April 27, 2018 relating to the above referenced Registration Statement on Form S-1 originally filed with the Commission on April 16, 2018, and as amended on April 27, 2018 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter, and, for the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter.

During the conversations with Mr. Nolan, he noted that in response to previous comments from the Staff, the Company had informed the Staff that it focuses on attracting business customers, expanding their deployments over time and maximizing the value of the contract with such customers instead of maximizing its average revenue or billings per user or the per user price in a given contract. However, in reviewing the “testing-the-waters” materials (the “Materials”) presented to potential investors by the Company in reliance on Section 5(d) of the Securities Act of 1933, as amended, which were supplementally provided to the Staff, the Company had included a reference to increasing average revenue per user as a potential driver of growth and upside opportunities. As such, Mr. Nolan indicated that the Staff believed it was appropriate for the Company to revise the Registration Statement to provide a quantitative breakdown of business users and/or average revenue per business user by period, or to advise the Staff in writing as to why it does not believe such disclosure is appropriate.

Securities and Exchange Commission

May 1, 2018

In response to the Staff’s oral comment received from Mr. Nolan, the Company respectfully reiterates to the Staff that management does not focus on maximizing its average revenue or billings per user or the per user price in a given contract and believes that its number of business customers instead of business users provides investors with a better indicator of the Company’s long-term revenue and billings growth potential. As such, the Company manages its business based on the billings and revenue it derives from its business customers rather than the number of its business users. At the same time, the Company also respectfully advises the Staff that it wanted to take the opportunity during its “testing-the-waters” meetings (the “Meetings”) to familiarize potential investors with the Company’s history, business model and growth strategy. As part of this process, the Company also included a limited statement in the Materials about average revenue per user to determine whether investors believed that user and per user data would be valuable to them, to help inform the Company’s determination of whether user and per user data should be actively tracked and used to manage the Company’s business and, if so, to revise the Registration Statement to include such data. The Meetings with potential investors confirmed the Company’s belief that investors are primarily focused on the size and growth of the Company’s business customer base as well as billings and revenue derived from business customers, and that user and/or average revenue per user data (on either a total user or business user basis) by period are not the appropriate focus for the Company’s management at this time. Accordingly, the Company respectfully advises the Staff that it does not believe that the Registration Statement should be revised to reflect additional business user or per business user information, and will not include per user information in its roadshow video or presentation materials.

*****

Securities and Exchange Commission

May 1, 2018

Please direct any questions regarding the Company’s response to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Aaron Skonnard, Pluralsight, Inc.
James Budge, Pluralsight, Inc.
Matthew Forkner, Pluralsight, Inc.
Matthew Tenney, Pluralsight, Inc.

Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.
Allison B. Spinner, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Goodwin Procter LLP